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Exhibit 12

OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

		Six months ended June 30,
		2004	2003
Earnings before income taxes, and minority share owners' interests		$201.7	$104.0
Less:	Equity earnings	(14.7)	(13.6)
Add:	Total fixed charges deducted from earnings	238.1	254.8
	Proportioonal share of pre-tax earning of 50% owned associates	6.0	6.4
	Dividends received from equity investees	11.4	14.1

	Earnings available for payment of fixed charges	$442.5	$365.7

Fixed charges (including the Company's proportional share of 50% owned associates):
	Interest expense	$220.8	$238.1
	Portion of operating lease rental deemed to be interest	7.5	5.4
	Amortization of deferred financing costs and debt discount expense	9.8	11.3

	Total fixed charges deducted from earnings and fixed charges	238.1	254.8
Preferred stock dividends (increased to assumed pre-tax amount)		15.1	15.1

Combined fixed charges and preferred stock dividends		$253.2	$269.9

Ratio of earnings to fixed charges		1.9	1.4
Ratio of earnings to combined fixed charges and preferred stock dividends		1.8	1.4

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OWENS-ILLINOIS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Dollars in millions)